UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 13, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
Street address:
Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este

Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 13, 2014

Dear Common Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on Wednesday, April 16, 2014, at 10:00 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2013 (Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2014 (Proposal 2);

3)	to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of the class E shares of the Bank’s common stock), each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, compensation of the Bank’s executive officers (Proposal 4); and

5)	to transact such other business as may properly come before the Annual Meeting.

Proposals 1, 2, 3 and 4 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s 2013 Annual Report, which includes its consolidated financial statements for the fiscal year ended December 31, 2013, may be obtained by writing to Mr. Christopher Schech at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the Investor section of the Bank’s website at http://www.bladex.com.

Important notice to beneficial shareholders of class E shares who hold their shares through a broker rather than directly in their own name: In accordance with the New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are two routine matters to be voted on at the Annual Meeting: the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2013 and the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2014. The election of directors and the advisory vote on executive compensation are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the Annual Meeting in person.

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To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. Class E shareholders shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) requests that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 16, 2014.

Sincerely,

Ricardo Manuel Arango
Secretary

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 16, 2014

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2014 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), on Wednesday, April 16, 2014. The Annual Meeting will be held for the following purposes:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2013 (Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2014 (Proposal 2);

3)	to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of the class E shares of the Bank’s common stock), each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, compensation of the Bank’s executive officers (Proposal 4); and

5)	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 10, 2014 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 16, 2014, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 17, 2014, at the same location. At the second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. Class E shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards. The enclosed proxy card is being solicited by the Board. Each Proposal and the instructions for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

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By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 13, 2014

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. CLASS E SHAREHOLDERS SHALL HAVE THE OPTION TO USE THE INTERNET, TELEPHONE OR MAIL TO VOTE THEIR PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THEIR PROXY CARDS.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY STATEMENT
FOR THE 2014 ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON APRIL 16, 2014

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2014 annual meeting of shareholders (the “Annual Meeting”) to be held on Wednesday, April 16, 2014, at Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2013 (See Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2014 (See Proposal 2);

3)	to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of the class E shares of the Bank’s common stock), each to serve a three-year term (See Proposal 3);

4)	to approve, on an advisory basis, compensation of the Bank’s executive officers (See Proposal 4); and

5)	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the class A shares vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, for any class A directors nominated and (ii) all holders of the class E shares vote FOR Mario Covo as director to represent the holders of the class E shares. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement. This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 13, 2014. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Class E shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2013; (2) FOR Proposal 2 to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2014; (3) FOR Proposal 3 to grant proxy holders the discretion to vote, in accordance with their best judgment, for any class A directors nominated, and FOR Mario Covo to represent the holders of the class E shares of the Bank’s common stock; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure; and (5) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

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To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately $8,500, plus out-of-pocket expenses.

Voting

The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors. For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

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The Board of Directors established March 10, 2014 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 10, 2014 (the “Record Date”), may vote, either in person or by proxy, at the Annual Meeting. Each shareholder is entitled to one vote for each share of common stock that is owned on the Record Date, except with respect to the election of directors which will be conducted as set forth elsewhere in this Proxy Statement.

As of December 31, 2013, there were an aggregate of 38,573,167 shares of all classes of the Bank’s common stock issued and outstanding. Set forth below is the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2013:

Class of Shares	Number of Shares Outstanding as of December 31, 2013
Class A Common Shares	6,342,189
Class B Common Shares	2,520,422
Class E Common Shares	29,710,556
Class F Common Shares	0
Total Common Shares	38,573,167

As of December 31, 2013, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.3% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2013:

	As of December 31, 2013
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil (2) SBS ED. Sede 111-24º Andar CEP 70.073—901 Brasilia, Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.7
Total Shares of Class A Common Stock	6,342,189	100.0	16.4

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	As of December 31, 2013
Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	35.1	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,945	11.7	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,173	5.8	0.4
Sub-total shares of Class B Common Stock	1,327,579	52.6	3.5
Total Shares of Class B Common Stock	2,520,422	100.0	6.5

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP (3) 11988 El Camino Real, Suite 600 San Diego, California 92130	2,415,494	8.1	6.3
LSV Asset Management (4) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606	1,625,952	5.5	4.2
First Trust Portfolios LP (5) 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	1,531,535	5.2	4.0
Sub-total shares of Class E Common Stock	5,752,081	19.4	15.0
Total Shares of Class E Common Stock	29,710,556	100.0	77.0

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	38,573,167		100.0

(1)	Does not include an aggregate of 20,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 21,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Schedule 13G/A (Amendment No. 10) filing with the U.S. Securities and Exchange Commission dated February 10, 2014.
(4)	Source: Schedule 13F – HR filing with the U.S. Securities and Exchange Commission dated February 4, 2014.
(5)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated January 7, 2014.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting on Wednesday, April 16, 2014, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 17, 2014, at the same location, with the shareholders present (in person or by proxy) at such second meeting. At the second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

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PROPOSAL 1

TO APPROVE THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2013 were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles, and were audited by the Bank’s independent registered public accounting firm, Deloitte, who expressed an unqualified opinion, in accordance with U.S. Generally Accepted Auditing Standards. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s consolidated financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013.

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PROPOSAL 2

TO RATIFY DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014

The shareholders will vote to ratify Deloitte as independent registered public accounting firm for the fiscal year ending December 31, 2014, as auditors of the Bank, to report on the Bank’s consolidated financial statements and to perform such other appropriate accounting services as may be required. The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE RATIFICATION OF DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014.

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PROPOSAL 3

ELECTION OF DIRECTORS

The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the holders of the class A shares, five directors are elected by the holders of the class E shares, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the Record Date, there are no issued or outstanding class F shares.

Except for the Bank’s Chief Executive Officer, Mr. Rubens V. Amaral Jr., all the members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the listing standards of the New York Stock Exchange (the “NYSE”), and Agreement No. 5-2011 of the Superintendency of Banks of the Republic of Panama (“Superintendency”). Information regarding the independence determination of directors is included on the Bank’s website at http://www.bladex.com/investors/corporate-governance.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has the number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide. Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

At the Annual Meeting, three directors will be elected (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of class E shares of the Bank’s common stock) to the Board, each to serve a three-year term. The votes of the holders of the class A shares, and the holders of the class E shares will be counted separately as a class for the purpose of electing the directors to represent the holders of the class A shares, and the holders of the class E shares, respectively. Each elected director will serve a three-year term. Qualified candidates for the directorship representing the holders of the class A shares will be nominated by the holders of such class A shares. The Board has nominated Mario Covo to represent the holders of the class E shares of the Bank’s common stock.

One Director Nominated for Re-election to Represent Holders of Class E Shares

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Mario Covo for re-election as director to represent the holders of the class E shares of the Bank’s common stock.

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Mario Covo has served as a Director of the Board since 1999 and as a Director of Bladex Asset Management from 2008 to 2013. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting corporation established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995, in New York. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets where the Bank operates qualify him to serve on the Board.

THE BOARD RECOMMENDS THAT ALL HOLDERS OF THE CLASS E SHARES VOTE FOR MARIO COVO AS DIRECTOR TO REPRESENT THE HOLDERS OF THE CLASS E SHARES.

Election of Two Directors to Represent Holders of Class A Shares

At the Annual Meeting, two directors will be elected to represent the holders of the class A shares of the Bank’s common stock, each to serve a three-year term.

Holders of the class A shares have the right to nominate directors at the Annual Meeting or at any time prior thereto. As of the date of this proxy statement, the Bank has received the following nominations from holders of the class A shares (in alphabetical order by candidate):

Esteban Alejandro Acerbo

In a letter dated January 10, 2014, Banco de la Nación Argentina, a holder of class A shares, nominated Esteban Alejandro Acerbo for election as a director to represent the holders of the class A shares of the Bank’s common stock, and requested that the nomination be included in this Proxy Statement.

Esteban Alejandro Acerbo has served as a Director of the Board since 2010. Mr. Acerbo has served as Vice President of Nación Fideicomiso S.A. since 2013, Second Vice President of Banco de la Nación Argentina since 2012, Director of Banco de la Nación Argentina from 2006 to 2012 and President of Nación Leasing since 2006. Mr. Acerbo has also served as main advisor of the Administrative Council on behalf of the partners and members of Garantizar – Sociedad de Garantías Recíprocas, President of Nación Reaseguros S.A., Compañía de Reaseguros from 2011 to 2012. Mr. Acerbo is President of the following Commissions of Banco de la Nación Argentina: Commercial and Individual Banking since 2010 and from 2006 until 2008, Risk and Collection from 2008 to 2010 and Planning and Control from 2009 until 2010. He also has served as Vice President of the International Relations and Foreign Trade Commission of Banco de la Nación Argentina since 2008 and was Vice President of the Finance and Credit Policy Commission from 2006 to 2008. Mr. Acerbo was an Associate of the Treasury Division of the Ministry of Economy of Argentina in 2005, Advisor and associate in accounting, taxes and finance to the Chamber of Commerce, Industry and Production from 1991 to 2001. Prior to that, Mr. Acerbo was Principal of Estudio Acerbo y Asociados from 1989 to 2005, member of the Development Commission of the Production Office of the Daireaux Municipality, Argentina from 2001 to 2004 and associate in tax policy for the creation of industrial parks in different districts of the Buenos Aires Province in Argentina from 1991 to 2001. Mr. Acerbo holds a degree of Public Accountant from Universidad Nacional del Sur, Argentina, and a degree of Chartered Accountant with honors from Colegio Nacional y Sección Comercial Anexa de Daireaux, Argentina. Mr. Acerbo’s professional experience in the fields of tax, accounting and finance qualifies him to serve on the Board.

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Roland Holst

In a letter dated December 17, 2013, Banco Central del Paraguay, a holder of class A shares, nominated Roland Holst for election as a director to represent the holders of the class A shares of the Bank’s common stock, and requested that the nomination be included in this Proxy Statement.

Roland Holst has served as a Director of the Board of Banco Central del Paraguay since 2012. Dr. Holst served as Head of Fixed Income Research at State Street Global Markets in Boston, MA from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, CA from 2006 to 2007. He was Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund corporation, as Investment Manager from 1997 to 2001 and General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic skills qualify him to serve on the Board.

Manuel Sánchez González

In a letter dated January 9, 2014, Banco de Mexico, a holder of class A shares, nominated Manuel Sánchez González for election as a director to represent the holders of the class A shares of the Bank’s common stock, and requested that the nomination be included in this Proxy Statement.

Manuel Sánchez González has served as Director of the Board since 2011. He is Deputy Governor of Banco de Mexico, Mexico’s central bank, since 2009. Prior to this appointment, he was Director of Investment at Valanza Mexico, a private equity unit of BBVA Financial Group. He joined BBVA Bancomer Financial Group (formerly Bancomer Financial Group) in 1993 as Director of Financial Analysis and Investor Relations. From 1995 to 1997 he was Director of Planning and Finance of the Banking Services Division, and from 1997 to 2004 he served as the group’s Chief Economist. Prior to those positions he was Director General of the Center for Economic Analysis and Research at the Instituto Tecnológico Autónomo de Mexico (ITAM). Dr. Sánchez has been a Professor of Economics at ITAM and at various universities, including Boston College and The University of Chicago. He is the author of several articles published in books and specialized journals. He was coordinator and editor of the book Privatization in Latin America, published in 1993, with contributions by research centers from Chile, Mexico, Colombia, and Argentina. He is also the author of Economía Mexicana para Desencantados, published in 2006, and has written op-ed articles for several newspapers and a column for the Mexican newspaper Reforma. He has been a consultant for several corporations and international organizations. Dr. Sánchez’s previous positions include Chief Economist at Grupo Vitro and Economist at Grupo Industrial Alfa, in Monterrey, Mexico. Dr. Sánchez holds a B.A. in Economics from Instituto Tecnológico y de Estudios Superiores de Monterrey, an M.Sc. from the University of Missouri, and an M.A. and a Ph.D. in Economics from The University of Chicago. He was honored with an excellence award for his Master Thesis from the American Agricultural Economic Association. Dr. Sánchez’s professional experience in finance and economics and his academic skills qualify him to serve on the Board.

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PROPOSAL 4

TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE BANK’S EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in 2010, an advisory vote on the frequency of stockholders votes on executive officers’ compensation was first conducted in connection with the 2011 Annual Meeting of Shareholders. The Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, the Bank is providing shareholders with an advisory vote on compensation programs for the Bank’s executive officers (sometimes referred to as “say on pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s executive officers as described in this Proxy Statement.

This vote is nonbinding. The Board and the Nomination and Compensation Committee, which is comprised of independent directors, expects to take into account the outcome of the vote when considering future executive officers’ compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under “Compensation of Executive Officers and Directors,” included elsewhere in this Proxy Statement, the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest between three and five years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement.

For the reasons outlined above, and further described and explained elsewhere in this Proxy Statement, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance and incentivizes desirable behavior. Accordingly, we are asking you to endorse our executive officers’ compensation program by voting for the following resolution:

“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s executive officers as disclosed in the “Compensation of Executive Officers and Directors” section in this Proxy Statement.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE FOREGOING RESOLUTION FOR THE REASONS OUTLINED ABOVE.

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INFORMATION AS TO THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD, ADVISORY COUNCIL AND EXECUTIVE OFFICERS OF THE BANK

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2014 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, class of shares to which such director pertains, country of citizenship, the year that each director’s term expires, and their age.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Age
CLASS A
João Carlos de Nóbrega Pecego
Vice President Banco Patagonia, Argentina	Brazil	Director	2016	50

CLASS E
Herminio Blanco
Chief Executive Officer
Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2016	63
Maria da Graça França
Brazil	Brazil	Director	2016	65
William D. Hayes
President
Whaleco, Inc., U.S.A.	U.S.A.	Director	2016	70
Guillermo Güémez García
Mexico	Mexico	Director	2015	73

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque
Director		Chairman of
Banco de Chile, Chile	Chile	the Board	2015	65
Rubens V. Amaral Jr.
Chief Executive Officer
Bladex, Panama	Brazil	Director	2015	54

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

João Carlos de Nóbrega Pecego has served as Director of the Board since 2010. Mr. Pecego has served as Director of Visa Argentina since 2012, Vice President of Banco Patagonia, Argentina and President of GPAT since 2011 and Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, Sao Paulo, a postgraduate degree in Business Management from Instituto San Luiz, Sao Paulo and an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro –PUC-, Rio de Janeiro. Mr. Pecego’s professional experience related to the banking industry qualifies him to serve on the Board.

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Guillermo Güémez García has served as Director of the Board since 1997. Mr. Güémez is a member of the Board and the chairman of the Risk Committee of Banco Santander (Mexico) S.A., chairman of the Audit Committee of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., a member of the Senior Advisory Board of Oliver Wyman Financial Services and a member of the Board of Directors of Zurich Santander Seguros Mexico S.A. since 2012. Mr. Güémez serves as a member of the Institute of International Finance Board of Director's Alumni Council, a member of the Board of Directors of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., a member of the Board of Directors and a member of the Investment Committee of Afore Sura (former ING pension fund in Mexico) since 2011. He served as Deputy Governor of Banco de Mexico from 1995 to 2010. He also served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1992 to 1994. He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (NAFTA) in the capacity of Executive Director from 1990 to 1992. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990. Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. Mr. Güémez is the Chairman of Fundación de Reintegración Social del Estado de Mexico. He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd. Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative. Mr. Güémez holds a degree in Civil Engineering with honors from Universidad Nacional Autónoma de Mexico and a M.S. from Stanford University. Mr. Güémez’s extensive background and professional experience in risk assessment, financial services and international banking qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004.  Dr. Blanco is the founder and CEO of Soluciones Estratégicas Consultoría, in Mexico City. Dr. Blanco has been the Chairman of IQOM, a consulting corporation and a daily analytical electronic newspaper specializing in international trade in Latin America since 2005.  He has been a member of the Advisory Board of SSA Mexico since 2008. Dr. Blanco has served on the boards of Banorte and CYDSA since 2006 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was the Secretary of Trade and Industry of Mexico from 1994 to 2000, the Undersecretary for International Trade and Negotiations from 1993 to 1994 and Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Dr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. In addition, he was responsible for the negotiation of the Mexico-European Union and Mexico and the European Free Trade Area free trade agreements and various other free trade agreements with Latin American countries and with Israel. Dr. Blanco also contributed to the launching of negotiations for the free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, in Houston, Texas from 1980 to 1985. Dr. Blanco served as senior advisor to the Finance Minister of Mexico from 1978 to 1980.  Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, an M.A. and a Ph.D. in Economics from University of Chicago. Dr. Blanco’s extensive experience and background in foreign trade along with his academic and consulting skills qualify him to serve on the Board.

Maria da Graça França has served as a Director of the Board since 2004. Ms. França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, since 1971, as Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984. Ms. França holds a degree in Economics and Accounting from Universidad Federal de Uberlandia-Minais Gerais, Brazil. Ms. França’s experience managing operations and internal controls in international banking as well as her extensive tenure with Banco do Brasil, provide her unique insight, and qualify her to serve on the Board.

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William Dick Hayes has served as a Director of the Board since 2004 and as a Director of Bladex Asset Management from 2008 to 2013. Mr. Hayes has served as President of Whaleco, Inc., New York since 1994, as Managing Director of MacGregor Design Development, LLC, Connecticut since 2006 and as Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda since 2000. He served as Managing Director-Emerging Markets and Global Head of Emerging Market Fixed Income Sales and in other Latin American regional capacities, based in London and New York, for West Merchant Bank, Chartered WestLB and Standard Chartered Merchant Bank from 1987 to 2000. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in numerous administrative, lending and Latin American investment banking functions for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984. Mr. Hayes holds a B.A. and MBA from Stanford University and he pursued additional graduate studies at Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Hayes’ diversified financial services industry experience, including his experience in emerging markets and exposure to international capital markets qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. and Sudamericana Agencias Aéreas y Marítimas S.A.-SAAM since 2011 and Sociedad Matriz SAAM S.A., since 2012. In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005, and of Inmobiliaria e Inversiones Rio Claro S.A. since 2013. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque has been the Chairman of the Board of Bladex since 2002, and was previously the Chairman of the Board of Bladex from 1995 to 1997. Mr. Menéndez holds a degree in Business Administration and Accounting with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer of the Bank since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of Bladex from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including as Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade - BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. He is a graduate in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs.

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Information as to Non-Executive Officers of the Board (“Dignatarios”)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the members of the Board. “Dignatarios” attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque	Chile	Chairman of the Board	65
Director
Banco de Chile, Chile

Maria da Graça França	Brazil	Treasurer	65
Ricardo Manuel Arango	Panama	Secretary	53
Partner
Arias, Fábrega & Fábrega

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management.

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Rubens V. Amaral Jr. has served as Chief Executive Officer since August 1, 2012 and as member of the Board of the Bank since October 16, 2012, following the resignation of Mr. Jaime Rivera, on May 2, 2012, effective July 31, 2012. Mr. Menéndez Duque qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K.

We believe that our current leadership structure promotes a balance between the authority of those who oversee our business and those who manage it on a day-to-day basis.

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Meetings of the Board and Committees

During the fiscal year ended December 31, 2013, the Board held 9 meetings. Directors attended an average of 94% of the total number of Board meetings held during the fiscal year ended December 31, 2013.

The committees of the Board are composed of directors and executive officers of the Bank. The following table sets forth the five committees established by the Board, the current number of director members of each committee, the total number of participants of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2013:

Committee	Number of director members	Total number of participants	Total number of meetings held
Audit and Compliance Committee	4	6	6
Risk Policy and Assessment Committee	5	7	5
Assets and Liabilities Committee	5	6	5
Business Committee (*)	5	7	4
Nomination and Compensation Committee	4	5	6

* On December 9, 2013, the Board of Directors decided to dissolve the Business Committee. All business issues are now discussed in meetings of the Board.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Esteban Alejandro Acerbo and Maria da Graça França.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 5-2011 of the Superintendency. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit and Compliance Committee meets with each of the internal and independent auditors, and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit and Compliance Committee meets at least six times per year, as required by the Superintendency, or more often if the circumstances so require. During the fiscal year ended December 31, 2013, the committee met six times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the final approval of its recommendation to the shareholders for the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

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The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2013.

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the last two fiscal years:

	2013	2012
Audit Fees	658,161	$681,775
Audit-Related Fees	148,195	$128,900
Tax Fees	—	—
All Other Fees	—	—
Total	$806,356	$810,675

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte, Inc. for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include aggregate fees billed for assurance and related services by Deloitte, Inc. that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs, as part of the normal course of business of the Bank.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The Board has determined that all members of the Risk Policy and Assessment Committee are independent. The current members of the Risk Policy and Assessment Committee are Mario Covo (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Guillermo Güémez García and João Carlos de Nóbrega Pecego.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for their approval, all policies related to the prudent enterprise risk management of the Bank (credit, operational and market risk). The committee also reviews and evaluates the exposures, within the risk levels the Bank is willing to take, depending on the Bank’s business management, including the quality and profile of the Bank’s credit facilities, the exposure and analysis to market risks and operational risks, which take into account the legal risks associated with the Bank’s products and services.

The Risk Policy and Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management. The Risk Policy and Assessment Committee meets at least four times per year. During the fiscal period ended December 31, 2013, the Risk Policy and Assessment Committee held five meetings.

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The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Guillermo Güémez García (Chairman), Mario Covo, William Dick Hayes, João Carlos de Nóbrega Pecego and Manuel Sánchez González. The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives. As part of its responsibilities, the committee reviews and recommends to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Chief Financial Officer and other members of the Bank’s management. The Assets and Liabilities Committee meets at least four times per year. During the fiscal year ended December 31, 2013, the Assets and Liabilities Committee held five meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Business Committee

The Business Committee was a standing committee of the Board until its dissolution on December 9, 2013, by decision of the Board of Directors. All business issues are now discussed in meetings of the Board.

The Board has determined that all members of the Business Committee were independent directors. The members of the Business Committee were William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and João Carlos de Nóbrega Pecego.

The Business Committee’s primary responsibility was to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective was to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee met at least four times per year. During the fiscal year ended December 31, 2013, the committee held four meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 5-2011 of the Superintendency. The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Esteban Alejandro Acerbo, William Dick Hayes and Manuel Sánchez González.

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The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2013, the committee held six meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten (10) members, five (5) different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Mr. Rubens V. Amaral Jr. is the only executive officer who serves as a member of the Board. None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

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Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2013 amounted to $35,000. During the fiscal year ended December 31, 2013, the Advisory Council met once. The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age
Roberto Feletti	Member of the National Chamber of Deputies, President of the Congressional Budgetary and Treasury Commission of Argentina	Argentina	55
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	79
Carlos Martabit	General Manager, Finance Division BancoEstado	Chile	60
Santiago Perdomo	President Banco Colpatria, Multibanca Colpatria	Colombia	56
Alberto Motta, Jr	President Inversiones Bahía Ltd.	Panama	67
Enrique Cornejo	Director Soluciones Consultores Internacionales SAC	Peru	57
Jaime Rivera	Former Chief Executive Officer of Bladex Panama	Guatemala	60

Executive Officers

Set forth below is information regarding the executive officers of the Bank.

Name	Position Held with The Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	54
Ulysses Marciano Jr.	Executive Vice President Chief Commercial Officer	Brazil	45
Gregory D. Testerman	Executive Vice President Chief Strategy Officer	U.S.A.	51
Daniel Otero	Executive Vice President Chief Risk Officer	Argentina	44
Miguel Moreno	Executive Vice President Chief Operating Officer	Colombia	60
Christopher Schech	Executive Vice President Chief Financial Officer	Germany	48
Gustavo Díaz	Executive Vice President, Chief Audit Officer	Colombia	51

Rubens V. Amaral Jr. Please see “Information as to the Board, Committees, Non-Executive Officers of the Board, Advisory Council and Executive Officers of the Bank” discussed above.

Ulysses Marciano Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since May 2012. Mr. Marciano previously served as Director of Corporate Banking & Governments of the Bank from 2008 to 2011. Prior to his reincorporation to Bladex, he was Executive Director of Corporate Banking of BBVA Representative Office, São Paulo, Brazil. He has served in various capacities with Banco Santander Brasil S/A since 2003, holding the positions of Senior Banker – Corporate & Investment Banking from 2006 to 2008, Senior Relationship Manager – Corporate & Investment Banking Group from 2004 to 2006. Mr. Marciano has an MBA degree from Instituto Brasileiro de Mercado de Capitais - IBMEC, a Post Graduate in Business Administration from Escola de Administração de Empresas da Fundação Getulio Vargas - FGV, and a B.S. degree in Economics from Oswaldo Cruz – São Paulo.

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Gregory D. Testerman has served as Executive Vice President, Strategy of the Bank since September 2013. Mr. Testerman previously served as Executive Vice President, Treasury & Capital Markets of the Bank from 2007 to August 2013. Mr. Testerman also served as a Director of Bladex Asset Management from 2006 to April 2013 and as Senior Vice President and Treasurer of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A., and served as Assistant Treasurer in Belgium in 1986, after completing his training at the bank’s headquarters in New York, from 1984 to 1986. Mr. Testerman holds a B.S. degree in Finance and Business Economics from the University of Notre Dame.

Daniel Otero has served as Executive Vice President, Chief Risk Officer of the Bank since August 2012. Mr. Otero has over 22 years of international financial experience. Prior to joining the Bank, he was Chief Risk Officer of Centro Financiero BHD, Santo Domingo, Dominican Republic from 2006 to 2012. Prior to that, he has served in various capacities with PricewaterhouseCoopers Buenos Aires, PricewaterhouseCoopers Santiago de Chile, and PricewaterhouseCoopers London since 1990. Mr. Otero is founder director of the Global Association of Risk Professionals and the Professional Risk Managers International Association, both in Argentina. He is a Certified Public Accountant from Universidad de Buenos Aires, Argentina.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer of the Bank since July 2007. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Universidad de Los Andes, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977. Mr. Moreno holds a B.S. degree and a M.S. degree in Industrial Engineering, both from Universidad de Los Andes, in Colombia.

Christopher Schech has served as Executive Vice President and Chief Financial Officer of the Bank since 2012, and as Senior Vice President and Chief Financial Officer of the Bank since September 2009. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech is a certified Public Tax Advisor, and holds a M.S. degree in Economic Studies from the University of Konstanz, Germany.

Gustavo Díaz has served as Executive Vice President, Chief Audit Officer of the Bank since 2014. He previously served as Senior Vice President and Controller of the Bank since September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz served in various capacities with KPMG Colombia and KPMG Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has an MBA and a M.S. degree in Professional Management, both from the University of Miami, a Postgraduate in Finance with a specialization in International Business from Universidad ICESI, Colombia, and B.S. degree in Accounting from Universidad Jorge Tadeo Lozano, Colombia. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA), and AML/CA certification granted by Florida International Bankers Association (FIBA) and Florida International University (FIU).

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Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed this “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for 2014.

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2013, the Nomination and Compensation Committee did not retain or obtain the advice of any compensation consultant.

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2013, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $3,070,500. During the fiscal year ended December 31, 2013, the Bank accrued, and paid on February 19, 2014, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,343,000.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank.

On February 5, 2013, the Bank granted to current executive officers 111,004 restricted stock units. The restricted stock units vest 25% per year, measured from the award date, on each anniversary of the award date. As of December 31, 2013, the compensation cost charged against the Bank’s 2013 income in connection with these restricted stock units was $469,261. The total remaining compensation cost of $1,613,172 will be charged over a period of 3.1 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2013, the Bank charged to salaries expense $120,030 with respect to the contribution plan. As of December 31, 2013, the total amount set aside or accrued by the Bank under this plan amounted to $175,907.

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2013 Chief Executive Officer Compensation

The 2013 compensation of the Bank's Chief Executive Officer included a base salary of $350,000, a performance-based cash bonus of $400,000, a performance-based restricted stock units grant with a value of $700,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $13,535. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

Results of the 2013 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held in April of 2013, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal 2012 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (95%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2013. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $85,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $8,500 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, and Risk Policy and Assessment Committee, each receive an annual retainer of $5,000. The Chairman of the Business Committee received an annual retainer of $5,000 for the fiscal year ended 2013. The non-Chairman members of the Audit and Compliance Committee receive an annual retainer of $3,000, and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two committees.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2013 to the directors of the Bank as a group for their services as directors was $944,025.

The aggregate number of restricted shares awarded during the year ended December 31, 2013, to non-employee directors of the Bank as a group under the 2008 Plan was 28,500 class E shares. As of December 31, 2013, the total cost for these restricted shares amounted to $712,500 of which $114,781 was registered during 2013, and the remaining compensation cost of $597,719 for these restricted shares will be charged against income over a period of 2.54 years.

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Beneficial Ownership

As of December 31, 2013, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 327,862 class E shares, representing approximately 1.10% (based on 29,710,556 class E shares outstanding as of December 31, 2013) of all issued and outstanding class E shares as of such date. “Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2013 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including stock options, deferred equity units, and restricted stock units and holdings of unvested stock options, unvested deferred equity units, and unvested restricted stock units by the Bank’s executive officers as of December 31, 2013. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2013 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2013 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr. Chief Executive Officer	91,672	41,471	133,143	*	0	42,294
Ulysses Marciano Jr. Executive Vice President Chief Commercial Officer	0	5,197	5,197	*	0	15,591
Gregory D. Testerman Executive Vice President Chief Strategy Officer	0	37,515	37,515	*	0	29,965
Miguel Moreno Executive Vice President Chief Operating Officer	7,655	19,821	27,476	*	12,791	10,980
Daniel Otero Executive Vice President Chief Risk Officer	0	1,532	1,532	*	0	4,598
Christopher Schech Executive Vice President Chief Financial Officer	305	6,070	6,375	*	0	13,151
Gustavo Díaz Executive Vice President Chief Audit Officer	1,500	3,100	4,600	*	0	6,424
Total	101,132	114,706	215,838	*	12,791	123,003

* Less than one percent of the outstanding class E shares.

(1)	Includes shares purchased by the executive and restricted stock units or Deferred Equity Units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2013.
(3)	Includes 12,791 stock options granted to executives officers on February 14, 2012, under the 2008 Plan. Also, an aggregate amount of 42,387 and 7,064 stock options were granted to other non-executive employees under the 2008 Plan on February 14, 2012 and February 15, 2011, respectively. The exercise price and expiration date of these stock options are as follows: Grant of February 14, 2012, exercise price of $18.93 and expiration date of February 14, 2019; Grant of February 15, 2011, exercise price of $17.81 and expiration date of February 15, 2018. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2013, is not deemed to be beneficially owned by the individuals listed in the table.
(4)	Includes 83,255, 26,249 and 13,499 unvested restricted stock units granted to executive officers on February 5, 2013, February 14, 2012, and February 15, 2011, respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Also, an aggregate amount of 41,746, and 7,537 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 14, 2012, and February 15, 2011, respectively. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2013, is not deemed to be beneficially owned by the individuals listed in the table.

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The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including restricted shares, indexed stock options, and stock options and holdings of unvested restricted shares, unvested indexed stock options, and unvested stock options by members of the Bank’s Board, as of December 31, 2013:

Name of Director	Number of Shares Owned as of Dec. 31, 2013 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2013 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Esteban Alejandro Acerbo (4)	0	0	0	*	0
João Carlos de Nóbrega Pecego (5)	0	0	0	*	0
Manuel Sánchez González	1,856	0	1,856	*	6,911
Mario Covo	17,809	0	17,809	*	9,318
Herminio Blanco	43,538	0	43,538	*	9,318
Maria da Graça França	10,084	0	10,084	*	9,318
William Dick Hayes	13,271	0	13,271	*	9,318
Guillermo Güémez García	1,558	0	1,558	*	6,464
Gonzalo Menéndez Duque	23,908	0	23,908	*	13,973
Total	112,024	0	112,024	*	64,620

*	Less than one percent of the outstanding class E shares.
(1)	Includes class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted class E shares granted under the Bank’s 2008 Plan. An aggregate amount of 28,500 restricted shares were granted to directors on July 16, 2013; these restricted shares vest 35% in the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	12,779 class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(5)	12,779 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Note 17 “Cash and stock-based compensation plans” to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2013.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines each director, within three years of joining the Board, is required to accumulate 4,500 shares (6,750 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least four times his annual base salary. Other executive officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines.

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The following elements are included in determining the director’s and executive’s share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units, and vested or unvested stock options.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. Further, the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on its website at http://www.bladex.com.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque

Director and Chairman of the Board of Directors
Torre V, Business Park

Avenida La Rotonda, Urb. Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.

Transactions with Related Persons

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

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Code of Ethics

Our Code of Ethics regulates related party transactions and applies to all directors, officers and employees. Any transaction entered into with a related party must be assessed in the first instance by the Bank’s Legal Department to assess whether such transaction complies with the laws and regulations enacted by the Government of the Republic of Panama, the Securities and Exchange Commission of the United States or any other laws and regulations applicable to the Bank. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and it prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Further, it imposes an express duty to act in the best interests of the Bank.

All members of the Bank are required to avoid any situation that might cause a conflict of interest among the Bank, its clients, shareholders, directors, and members of the Advisory Council, suppliers and employees. Each member of the Bank is required to notify, through the use of EthicsPoint, regarding any conflict of interest as provided under the Code of Ethics.

The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Senior Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary actions, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit and Compliance Committee before getting involved in that situation.

The Code of Ethics also prohibits directors, officers and employees from competing with the Bank, using the Bank’s information, or such employee’s position, for personal gain, and taking corporate opportunities for personal gain.

The Code of Ethics also prohibits directors, officers, members of the Advisory Council and employees to buy or sell the Bank’ shares or securities, based on confidential or privileged information of material importance to the Bank and its businesses.

The Code of Ethics is posted on the Investors / Corporate Governance section of the Bank’s website at http://www.bladex.com; you may also request a printed copy free of charge by sending a written request to our Corporate Secretary at the address listed on the cover of this Proxy Statement.

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Audit and Compliance Committee Report

The Audit and Compliance Committee is currently composed of four members of the Board, each of whom is independent of the Bank and its management, based upon the standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations. The members of the Audit and Compliance Committee have maintained independence through the year 2013. The Board has adopted, and annually reviews, the Audit Committee Charter. The Audit Committee Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.

The Audit and Compliance Committee has evaluated and discussed the Bank’s December 31, 2013 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has presented to the Audit and Compliance Committee that the Bank’s consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Also, the Audit and Compliance Committee met with the independent registered public accounting firm and has discussed the results of the audit performed an evaluation of the internal control over financial reporting. The Audit and Compliance Committee also has discussed with Deloitte the matters that independent registered public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.

The Audit and Compliance Committee also has received from Deloitte the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with Deloitte the independence of Deloitte from the Bank. The Audit Committee also has considered whether the provision of non-audit services to the Corporation is compatible with Deloitte’s independence.

Based on the review and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the December 31, 2013 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2013.

Respectfully submitted,

Audit and Compliance Committee

Herminio Blanco, Chairman
Gonzalo Menéndez Duque, Director
Esteban Alejandro Acerbo, Director
Maria da Graça França, Director

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Shareholders Proposals for 2015 Annual Meeting

Any proposals that a shareholder wishes to have included in the Bank’s Proxy Statement for the 2015 annual meeting of shareholders, including, without limitation, any nomination of a director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 13, 2015. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination and Compensation Committee to evaluate the nominee.

Other Matters

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 13, 2014

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Bladex

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominee listed and FOR Proposals 1, 2 and 4.

3. Election of Directors:

FOR HOLDERS OF CLASS E SHARES: ELECTION OF ONE DIRECTOR

	For	Withhold
01 - Mario Covo	☐	☐

	For	Against	Abstain
4. To approve, on an advisory basis, the Bank's executive compensation	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 1 8 7 4 1 7 2

01RRMD